September 5, 2024

Timothy Boswell
President and Chief Financial Officer
WillScot Holdings Corp
4646 E. Van Buren Street
Suite 400
Phoenix, AZ 85008

        Re: WillScot Holdings Corp
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-37552
Dear Timothy Boswell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Results
Years Ended December 31, 2023, 2022 and 2021, page 48

1. Please disclose how average units on rent, average utilization rate, and average monthly rental rate are defined and calculated. Refer to Staff Release 33-10751. September 5, 2024
Page 2
Modular Segment and Storage Segment
Comparison of Years Ended December 31, 2023 and 2022
Revenue, page 49

2. You disclose that "VAPS have been a substantial source of revenue growth for us over the last decade" on page 9. Please quantify how much the growth in VAPS has contributed to the increases in your Modular and Storage segment revenues for the year ended December
       31, 2023. Refer to Item 303(b)(2) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services